SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 December 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 14 December, 2009 re: COMPLETION OF THE RIGHTS ISSUE PLACEMENT

122
/09
14
December
 2009
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM HONG KONG, ISRAEL, JAPAN, THAILAND OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
LLOYDS BANKING GROUP PLC ANNOUNCES
THE SUCCESSFUL COMPLETION OF THE RIGHTS ISSUE AND PLACEMENT OF
4.686
 PER
CENT
 RUMP
Lloyds Banking Group announces that the joint global co-ordinators have today procured subscribers
 for all of the
1,710,765,987
New Shares for which valid acceptances were not received under the Rights Issue
 (the "Rump")
, at a price of
55.5 pence

per New Share, a premium of
18.5

pence to the Issue Price of 37 pence
per New Share.

As
 previously

communicated
, the net proceeds from the sale of
the Rump of
 approximately 18.389 pence
per New Share,
(after deduction of the Issue Price of 37 pence per New Share and relevant costs, including any brokerage and commissions and value added tax
) will be paid
(without interest

and rounded down to the nearest penny
)
to Qualifying Shareholders who have not taken up their entitlements pro rata to their lapsed provisional allotments, save that amounts of less than £3 will not be paid to such persons but will be aggregated and donated to charity (the British Heart Foundation)
.

- END -

For further information:
Investor Relations
Michael Oliver
    +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe
    +44 (0) 20 7356 1571
Senior Manager,
Investor Relations
Email:
douglas.radcliffe
@ltsb-finance.co.uk

Media Relations
Shane O'Riordain

+44 (0) 20 7356 1849
Group Communications Director
Email: shaneo'riordain@lloydsbanking.com

Ross Keany
    +44 (0) 131 243 7195
Senior Media Relations Manager
Email:
ross_keany@bankofscotland.co.uk

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Nil Paid Rights, Fully Paid Rights and New Shares have not been and will not be registered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer of the Nil Paid Rights, Fully Paid Rights and New Shares in the United States. Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the Nil Paid Rights, Fully Paid Rights and New Shares or passed an opinion on the adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States. Shareholders who are or become affiliates (within the meaning of the Securities Act) of Lloyds Banking Group will be subject to restrictions on the resale of the New Shares in the United States.
The securities mentioned herein may not be offered, sold, resold, transferred or delivered, directly or indirectly, in any restricted
jurisdiction absent registration or an applicable exemption from the registration requirements of the relevant laws of any restricted
jurisdiction. There will be no public offer of such securities in any
r
estricted
j
urisdiction. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.
The contents of Lloyds Banking Group's website do not form part of this announcement.
The contents of this announcement are not to be construed as legal, financial, business or tax advice. Each investor should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  14 December 2009